

02005859

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) **AND ENDING** 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FEB 28 2002

NAME OF BROKER-DEALER:

TransMarket Group L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Boulevard, Suite 1930
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. O'Brien (312) 663-4900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3/91)

Potential persons who are to respond to the collection of information contained in this form

OATH OR AFFIRMATION

I, Thomas R. O'Brien, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of TransMarket Group, L.L.C., as of November 30, 2001, is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

15th day of February, 2002



Signature

Thomas R. O'Brien, Chief Financial Officer

Title



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TransMarket Group L.L.C. and Subsidiaries

Statement of Financial Condition


FEB 2 8 2002
WASH., D.C.

November 30, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

TransMarket Group L.L.C. and Subsidiaries
Table of Contents
November 30, 2001


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
TransMarket Group L.L.C. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 18, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

TransMarket Group L.L.C. and Subsidiaries
Consolidated Statement of Financial Condition
November 30, 2001

Assets

Cash	$ 4,654,000
Securities purchased under agreements to resell ($46,237,000 pledged)	325,479,000
Securities and options owned ($37,390,000 pledged)	158,310,000
Receivable from broker-dealers and clearing organizations	195,266,000
Memberships and stock in exchanges and clearing organization (market value of $7,593,000)	6,482,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $90,000	2,311,000
Other assets	3,375,000
Total assets	$ 695,877,000

Liabilities and Member's Equity

Liabilities	
Securities sold under agreements to repurchase	$ 118,997,000
Securities and options sold, not yet purchased	285,950,000
Payable to broker-dealers	244,960,000
Accounts payable, accrued expenses, and other liabilities	21,389,000
Total	671,296,000
Liabilities subordinated to claims of general creditors	4,000,000
Member's equity	20,581,000
Total liabilities and member's equity	$ 695,877,000

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TransMarket Group L.L.C. ("TMG") and Subsidiaries (collectively, the "Company") enters into proprietary transactions in securities and derivatives. The Company also provides clearing and execution services to customers in Australia. TMG is a registered broker-dealer and futures commission merchant and a member of principal commodity exchanges. TMG's operating agreement provides, among other things, that TMG shall dissolve no later than December 31, 2044.

On March 2, 2001, TMG sold its domestic clearing and execution operations and certain related assets.

Basis of Presentation—The consolidated financial statement includes the accounts of TMG and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivatives Transactions—Transactions in securities and derivatives are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at market value.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Commissions earned and related expenses are recognized on trade date.

Resale and Repurchase Agreements—Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. The Company takes possession of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements, monitors the market value of the underlying securities as compared to the related receivable, and obtains additional collateral as appropriate.

Memberships and Stock in Exchanges and Clearing Organization—Memberships in exchanges, and stock in exchanges and clearing organization needed for clearing privileges are carried at cost. Marketable stock in exchanges not needed for clearing privileges is carried at market value.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are being depreciated over the estimated useful lives of the assets on the straight-line method. Leasehold improvements are being amortized over the lesser of the estimated useful lives or the term of the lease on the straight-line method.

Income Taxes—TMG is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to U.S. corporate income taxes. Instead, the member is liable for U.S. income taxes on TMG's taxable income. TMG's foreign subsidiaries are subject to tax in the jurisdictions in which they operate. Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expenses for financial reporting and tax reporting purposes, and for the benefits of any loss carryforwards.

Translation of Foreign Currencies—The assets and liabilities of foreign operations are translated at the exchange rates in effect at the date of the statement of financial condition, with related translation gains or losses reported as a separate component of member's equity.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased, at November 30, 2001 consist of:

	Securities and Options Owned	Securities and Options Sold, Not Yet Purchased
U.S. Government obligations	$ 128,336,000	$ 251,585,000
Options on futures	23,333,000	29,231,000
Common stock	6,641,000	5,134,000
Total	$ 158,310,000	$ 285,950,000

Note 3 Collateral Under Resale and Repurchase Agreements

At November 30, 2001, the aggregate fair values of collateral obtained under resale agreements and pledged under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

Note 3 Collateral Under Resale and Repurchase Agreements, *Continued*

The fair value of collateral obtained under resale agreements at November 30, 2001 was approximately $223,416,000 (including unsettled purchase transactions to close short positions of approximately $52,123,000). The fair value of securities owned and pledged as collateral under repurchase agreements at November 30, 2001 was approximately $37,390,000. Also, the net fair value of securities owned that were sold but not yet settled and pledged as collateral under repurchase agreements was approximately $35,423,000.

Note 4 Receivable from and Payable to Clearing Brokers and Organizations

Receivable from and payable to clearing brokers and organizations at November 30, 2001 consist of:

Receivable from	
Clearing organizations	$ 5,220,000
Broker-dealers	190,046,000
Total	$ 195,266,000
Payable to	
Broker-dealers, including net payable for securities transactions not yet due	$ 244,960,000

Note 5 Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities at November 30, 2001 consist of:

Accrued brokerage and clearing fees	$ 277,000
Accrued compensation	13,837,000
Payable to customers	3,227,000
Declared distributions to member	343,000
Foreign income taxes - current	334,000
Foreign income taxes - deferred	1,000,000
Minority interest	1,171,000
Other	1,200,000
Total	$ 21,389,000

Note 6 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at November 30, 2001 represent borrowings pursuant to a subordinated loan agreement providing for interest at a rate of 9 percent and maturing on March 2, 2003.

Note 7 Income Taxes

The deferred tax liability at November 30, 2001 arises from a difference in the reporting of a foreign operation's unrealized gain on marketable stock in exchange for financial statement and income tax purposes.

The Company has a net operating loss carryforward of approximately $600,000 from one of its foreign operations available indefinitely to offset future taxable income of this operation. At November 30, 2001, the Company has a deferred tax asset of approximately $200,000 arising primarily from this net operating loss carryforward. However, a valuation allowance has been provided to fully offset this deferred tax asset as realization is not assured.

Note 8 Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company matches a portion, as defined, of the employees' contributions. In addition, the Company may elect to make discretionary contributions to the plan.

Note 9 Commitments and Contingencies

The Company leases office space under noncancelable lease agreements that expire at various dates to August 31, 2005. At November 30, 2001, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2002	$ 309,000
2003	268,000
2004	254,000
2005	190,000
	$ 1,021,000

Under the terms of the agreement to sell the domestic clearing and execution operations, TMG has guaranteed the performance of two former customers in meeting their contracted obligations.

During the year ended November 30, 2001, TMG discovered unidentified differences of $1,598,000 in reconciling balances with counterparties to U.S. Government securities transactions. Management believes that these differences primarily arose from the effect of the terrorist attacks on September 11, 2001. Taking a conservative approach, this amount has been fully reserved.

Note 10 Derivatives Activities

In the normal course of business, the Company enters into transactions in a variety of cash and derivative financial instruments, including as futures, options contracts, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company also has securities sold, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the consolidated statement of financial condition.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentrations of Credit Risk—The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 10 Derivatives Activities, *Continued*

Customer Activities—The Company's customer activities include the acceptance and clearance of futures contracts and options on futures contacts for its customers, which are exchange members on the Sydney Futures Exchange. As such, the Company guarantees to the respective clearing house its customers' performance under these contracts. The Company requires its customers to meet, at a minimum, the margin requirements established by the exchange at which the contracts are traded. These margin deposits represent good faith deposits by the customers, which reduce the risk to the Company of a failure on the part of the customer to fulfill any obligation under these contracts. In addition, the Company monitors daily its exposure to the risk of loss on an account by account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may also liquidate certain customer positions.

Note 11 Net Capital Requirements

TMG is subject to the capital requirements of several securities and commodities regulatory organizations, including the Securities and Exchange Commission and the Commodity Futures Trading Commission. TMG is required to maintain adjusted net capital equivalent to the greater of $250,000, 6-2/3 percent of aggregate indebtedness, 4 percent of funds required to be segregated and held in separate accounts for commodity futures customers, or the sum of 4 percent and 10 percent of noncustomer and customer maintenance margin requirements, respectively, as these terms are defined. Adjusted net capital, aggregate indebtedness, and funds required to be segregated for the net capital computation change from day to day. Under the most restrictive of these rules, TMG had adjusted net capital and adjusted net capital requirements at November 30, 2001, of $5,853,000 and $1,051,000, respectively. In addition, the Australian operation is subject to the capital requirements of the Sydney Futures Exchange. At November 30, 2001, the Company was in compliance with these capital requirements. The net capital requirements may effectively restrict the payment of cash distributions and the repayment of subordinated borrowings.

Note 12 Consolidated Subsidiaries

TMG's consolidated subsidiaries have total assets of approximately $15,194,000 and member's equity of $6,129,000.

The accounts of TMG's consolidated subsidiaries are not included in TMG's computation of net capital as the assets of TMG's consolidated subsidiaries are not readily available for the protection of TMG's customers, broker-dealers, and other creditors, and the liabilities of TMG's consolidated subsidiaries are not guaranteed by TMG.


A M &G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control

Member of
TransMarket Group L.L.C. and Subsidiaries

In planning and performing our audit of the consolidated financial statements of TransMarket Group L.L.C. ("TMG") and Subsidiaries for the year ended November 30, 2001, we considered TMG's internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on TMG's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by TMG, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by TMG, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(2) under the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634,3410 www.amgnet.com

The management of TMG is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's (collectively, the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which TMG has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of TMG's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were also considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of TMG and Subsidiaries for the year ended November 30, 2001, and this report does not affect our report thereon dated January 18, 2002.

On March 2, 2001, TMG sold its domestic clearing and execution operations, disposing of substantially all of its securities customers. However, TMG continued to have an account of a futures trader registered as a floor trader whose U.S. Government securities transactions in connection with his futures trades continued to be settled at TMG until December 21, 2001. Upon settlement of each of these transactions, funds were transferred by book entry to the floor trader's futures clearing account at the floor trader's clearing firm and no free credit balances were carried at the close of business. Because all funds were generally transferred prior to the close of business on each day, TMG would have no requirement for a reserve deposit. However, at November 30, 2001 and at various times during the fiscal year then ended, the Company had an overdraft at the close of business in one or more of its bank accounts. Accordingly, the Company may have inadvertently violated the reserve requirements of Rule 15c3-3 of the SEC. The customer accounts were closed at the end of December 2001, and since that date, TMG has had no customer transactions. Further, TMG ceased all customer business and does not intend to engage in any customer securities business in the future.

In addition, during the course of the audit, we noted that unidentified differences of $1,598,000 exist in reconciling balances with counterparties to U.S. Government securities transactions. This amount has been fully reserved. Management has informed us that these differences primarily arose from the effect of the terrorist attacks on September 11, 2001.

Management of TMG has also informed us that they maintained, at all times during the year, an excess of regulatory net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that TMG's practices and procedures were adequate at November 30, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC or Regulation 1.16(d) of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
January 18, 2002